UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                         (Amendment No. 4) (1)

                         Embotelladora Andina S.A.
                             (Name of Issuer)

                        Common Stock, No Par Value
                      (Title of Class of Securities)

                                  None *
                              (CUSIP Number)
              * CUSIP number for American Depositary Shares
                 representing Common Stock is 29081P 10 5


                              Gary P. Fayard
             Senior Vice President and Chief Financial Officer
                           The Coca-Cola Company
                            One Coca-Cola Plaza
                          Atlanta, Georgia 30313
                               (404)676-2121
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              With a copy to:
                         Carol Crofoot Hayes, Esq.
                           The Coca-Cola Company
                            One Coca-Cola Plaza
                          Atlanta, Georgia 30313
                               (404)676-2121

                               June 21, 2000
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
CUSIP No.  - None   (1)

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        THE COCA-COLA COMPANY
        58-0628465

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                            (b) [   ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
        WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
        N/A                                                    [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware

 NUMBER OF    7  SOLE VOTING POWER
  SHARES           41,962,864 shares of Series A Common Stock, no par value, and
BENEFICIALLY       41,962,864 shares of Series B Common Stock, no par value,
  OWNED BY         (See Attachment A)
   EACH
 REPORTING    8  SHARED VOTING POWER
  PERSON           None
   WITH
              9  SOLE DISPOSITIVE POWER
                   41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value, (See Attachment A)

10   SHARED DISPOSITIVE POWER
        None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value
        (See Attachment B)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.0% of Series A Stock outstanding;
        11.0% of Series B Stock outstanding
        (See Attachment B)

14   TYPE OF REPORTING PERSON*
        CO
----------------
 (1) CUSIP number for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4 and
 29081P 30 3.
                   *SEE INSTRUCTIONS BEFORE FILLING OUT
                                 - 2 -

                               SCHEDULE 13D
CUSIP No.  - None   (1)

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        COCA-COLA INTERAMERICAN CORPORATION
        13-1940209

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                            (b) [   ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
        WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
        N/A                                                    [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware

 NUMBER OF    7  SOLE VOTING POWER
  SHARES           41,962,864 shares of Series A Common Stock, no par value, and
BENEFICIALLY       41,962,864 shares of Series B Common Stock, no par value
  OWNED BY         (See Attachment A)
   EACH
 REPORTING    8  SHARED VOTING POWER
  PERSON            None
   WITH
              9  SOLE DISPOSITIVE POWER
                   41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value
                   (See Attachment A)

             10  SHARED DISPOSITIVE POWER
                    None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value
        (See Attachment A)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.0% of Series A Stock outstanding;
        11.00 of Series B Stock outstanding
        (See Attachment B)

14   TYPE OF REPORTING PERSON*
        CO
----------------
 (1) CUSIP number for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and
 29081P 30 3.
                   *SEE INSTRUCTIONS BEFORE FILLING OUT

                               SCHEDULE 13D
CUSIP No.  - None   (1)

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        THE COCA-COLA EXPORT CORPORATION
        13-1525101

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                            (b) [   ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
        WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
        N/A                                                    [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware

 NUMBER OF    7  SOLE VOTING POWER
  SHARES           41,962,864 shares of Series A Common Stock, no par value, and
BENEFICIALLY       41,962,864 shares of Series B Common Stock, no par value
  OWNED BY         (See Attachment A)
   EACH
 REPORTING    8  SHARED VOTING POWER
  PERSON           None
   WITH
              9  SOLE DISPOSITIVE POWER
                   41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par vlaue
                   (See Attachment A)

             10  SHARED DISPOSITIVE POWER
                   None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par vlaue
        (See Attachment A)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                               [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.0% of Series A Stock outstanding;
        11.0% of Series B Stock outstanding
        (See Attachment B)

14   TYPE OF REPORTING PERSON*
        CO
----------------
 (1) CUSIP number for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and
 29081P 30 3.
                   *SEE INSTRUCTIONS BEFORE FILLING OUT
                                  - 4 -

                               SCHEDULE 13D

CUSIP No.  - None   (1)

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        COCA-COLA DE ARGENTINA S.A.
        (TIN - n/a)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                            (b) [   ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
        WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
        N/A                                                    [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Republic of Argentina

 NUMBER OF    7  SOLE VOTING POWER
  SHARES           41,962,864 shares of Series A Common Stock, no par value, and
BENEFICIALLY       41,962,864 shares of Series B Common Stock, no par value
  OWNED BY         (See Attachment A)
   EACH
 REPORTING    8  SHARED VOTING POWER
  PERSON           None
   WITH
              9  SOLE DISPOSITIVE POWER
                   41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value
                   (See Attachment A)

             10  SHARED DISPOSITIVE POWER
                   None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value
        (See Attachment A)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.0% of Series A Stock outstanding;
        11.0% of Series B Stock outstanding
        (See Attachment B)

14   TYPE OF REPORTING PERSON*
        CO
----------------
 (1) CUSIP number for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.
                   *SEE INSTRUCTIONS BEFORE FILLING OUT
                                 - 5 -

                               ATTACHMENT A


Coca-Cola Interamerican Corporation owns directly in the aggregate 40,552,802 shares of Series A Common Stock, no par value ("Series A Stock"), and 40,552,802 shares of Series B Common Stock, no par value ("Series B Stock"), of Embotelladora Andina S.A. ("Andina"). Coca-Cola de Argentina S.A. owns directly in the aggregate 1,410,062 shares of Series A Stock and 1,410,062 shares of Series B Stock Coca-Cola de Argentina S.A. is a wholly owned subsidiary of The Coca-Cola Export Corporation, and The Coca-Cola Export Corporation and Coca-Cola Interamerican Corporation each are wholly owned subsidiaries of The Coca-Cola Company.



          ---------------------------------------------------------



                               ATTACHMENT B


The Reporting Persons have been informed by Andina that as of March 31, 2000, a total of 380,137,271 shares of Series A Stock were outstanding and a total of 380,137,271 shares of Series B Stock were outstanding.

                           AMENDMENT NO. 4
                                 TO
           STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
                               OF THE
                    GENERAL RULES AND REGULATIONS
                              UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934


ITEM 1. SECURITY AND ISSUER

Item 1 is hereby amended and restated as follows:

This statement relates to the Series A Common Stock, no par value ("Series A Stock"), and the Series B Common Stock, no par value ("Series B Stock"), of Embotelladora Andina S.A. ("Andina"). The legal address of Andina is Carlos Valdovinos 560, Casilla 488-3, Santiago, Chile, and the principal executive offices of Andina are located at Avenida Andres Bello No. 2687, 20th Floor, Casilla 7187, Santiago, Chile.

Pursuant to the Reclassification (as defined in Item 6), which became effective on April 7, 1997, each outstanding share of Andina's Common Stock was replaced by one newly issued share of Series A Stock and one newly issued share of Series B Stock.

The shares of Series A Stock are preferred shares, without nominal (par) value. Each share of Series A Stock has one vote per share on all matters requiring a vote of the holders of the Series A Stock and has a full right to vote without restrictions. Holders of the Series A Stock are entitled to elect six of the seven regular and alternate directors of Andina. Holders of shares of Series A Stock are entitled to receive dividends in accordance with the Estatutos Sociales of Andina.

The shares of Series B Stock are preferred shares, without nominal (par) value. The preference of the Series B Stock consists of the right to receive 110% of any and all dividends allocated by Andina with respect to the Series A Stock. This preference will last until December 31, 2130, or if earlier, the occurrence of certain other events to be specified in the Estatutos Sociales, at which time the Series A Stock and the Series B Stock will automatically become Common Stock without any preference. The Series B Stock has one vote per share and is only entitled to vote, voting as a separate class, for the election of one regular and one alternate director to the Board of Directors of Andina and with respect to certain other matters for which voting rights are required under Chilean law. In addition, during the three year period following the Reclassification, the Board of Directors of Andina may identify up to four 60-day periods during which each share of Series A Stock will be convertible, at the option of the holder, into one share of Series B Stock.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

This statement is being filed by The Coca-Cola Company ("KO"), KO's direct wholly owned subsidiaries, Coca-Cola Interamerican Corporation ("Interamerican") and The Coca-Cola Export Corporation ("Export"), each of which companies is a Delaware corporation having its principal executive offices at One Coca-Cola Plaza, Atlanta, Georgia 30313, telephone
(404)676-2121, and KO's indirect wholly owned subsidiary, Coca-Cola de

Argentina S.A. ("CC Argentina," and together with KO, Interamerican and Export, the "Reporting Persons"), an Argentine corporation having its principal executive offices at Paraguay 733, 1057 Buenos Aires, Argentina, telephone 541-319-2000.

KO is the largest manufacturer, distributor and marketer of soft drink concentrates and syrups in the world. KO also markets and distributes juice and juice-drink products.

Certain information with respect to the directors and executive officers of the Reporting Persons is set forth in Exhibit 99.1 attached hereto (which replaces in its entirety the previously filed Exhibit 99.1), including each director's and executive officer's business address, present principal occupation or employment, citizenship and other information.

None of the Reporting Persons nor, to the best of their knowledge, any director, executive officer or controlling person of any of the Reporting Persons has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any Reporting Person or any director, executive officer or controlling person of any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.


ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended, supplemented and, to the extent expressly inconsistent with the information previously filed under this Item, superseded by the following:

KO has decided to pursue the possibility of a transaction (the "Potential Transaction") in which KO's bottling operations in Brazil and Andina's bottling operations in Brazil would be combined via a merger, joint venture, partnership or similar transaction. KO's bottling operations in Brazil comprise five Coca-Cola bottling territories: Juiz de Fora; Nova Iguacu; Belo Horizonte; Divinopolis; and Montes Claros. Andina's bottling operations in Brazil comprise five Coca-Cola bottling territories: Rio de Janeiro; Niteroi; Campos; Vitoria; and Governador Valadares. All ten of the foregoing Coca-Cola bottling territories are located in the southeast region of Brazil.

Andina also has distribution rights with respect to Kaiser Beer in the same five geographic territories in Brazil in which it has Coca-Cola bottling rights. It is contemplated that Andina would include these distribution rights as part of the Potential Transaction.

KO and Andina have engaged, and continue to engage, in exploratory discussions and information sharing regarding a Potential Transaction; however, to date no definitive agreements or understandings exist between the two parties regarding the terms or conditions of a Potential Transaction. There can be no assurance that any such agreements or understandings can be reached or that a Potential Transaction will be consummated. Further, there can be no assurance as to the terms and conditions of any particular transaction that might be consummated in the future. On June 21, 2000, KO and Andina entered into a Confidentiality Agreement (the "Confidentiality Agreement") intended to facilitate the exploratory discussions and the information sharing process regarding the Potential Transaction. A copy of the Confidentiality Agreement is attached hereto as Exhibit 99.12 and is incorporated herein by reference.

KO invests in bottling operations such as Andina in order to maximize the strength and efficiency of KO's production, distribution and marketing systems around the world. In line with this bottling strategy, KO regularly reviews its options relating to its investments in bottling operations throughout the world, including its investment in Andina. As part of this review, KO from time to time may consider, evaluate and propose various possible transactions involving Andina or its subsidiaries, which could include, without limitation:

          (i) the possible acquisition of additional securities of Andina, or the disposition of securities of Andina;

         (ii)	possible extraordinary corporate transactions (such as a merger, consolidation or reorganization) involving Andina or any of its subsidiaries, particularly with other bottling companies in Latin America (including other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest); or

         (iii)	the possible acquisition by Andina or its subsidiaries of assets of or interests in one or more bottling companies, particularly bottling companies in Latin America (including other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest), or the possible sale of assets or bottling operations by Andina or its subsidiaries.

Except as discussed herein or as previously disclosed in this Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to or would result in:

         (i) The acquisition by any person of additional securities of Andina, or the disposition of securities of Andina;

         (ii)	An extraordinary corporate transaction, such as a merger,
                reorganization or liquidation, involving Andina or any of its subsidiaries;

         (iii) A sale or transfer of a material amount of assets of Andina or of any of its subsidiaries;

         (iv)	A change in the present board of directors or management of
                Andina, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (v)	Any material change in the present capitalization or dividend policy of Andina;

         (vi)	Any other material change in Andina's business or corporate
                structure;

         (vii)	Changes in Andina's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Andina by any person;

         (viii) Causing a class of securities of Andina to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         (ix)	A class of equity securities of Andina becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (x)	Any action similar to any of those enumerated above.

However, any of the Reporting Persons at any time may propose any of the foregoing which it considers desirable.


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended, supplemented and, to the extent expressly inconsistent with the information previously filed under this Item, superseded by the following:

Interamerican owns directly 40,552,802 shares of Series A Stock and 40,552,802 shares of Series B Stock of Andina. CC Argentina owns directly 1,410,602 shares of Series A Stock and 1,410,602 shares of Series B Stock of Andina. As described in Item 2 of this Schedule 13D, Interamerican and CC Argentina are direct or indirect subsidiaries of KO, and CC Argentina is a direct subsidiary of Export (which in turn is a direct subsidiary of KO). Thus, the Reporting Persons collectively beneficially own and have sole voting and dispositive power over an aggregate of 41,962,864 shares of Series A Stock and 41,962,864 shares of Series B Stock, or approximately 11.0% of the outstanding Series A Stock and 11.0% of the outstanding Series B Stock of Andina, respectively. (See Attachment B.)

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

Exhibit 99.1 *  -  Directors and Executive Officers

Exhibit 99.12   -  Confidentiality Agreement, dated June 21, 2000, between
                   The Coca-Cola Company and Embotelladora Andina S.A.



-------------------
*Replaces previously filed form of Exhibit 99.1.

                                SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        THE COCA-COLA COMPANY


                                        By: /S/ GARY P. FAYARD
                                        -----------------------------------
                                        Gary P. Fayard
                                        Senior Vice President and
                                        Chief Financial Officer
Date:  June 21, 2000


                                        COCA-COLA INTERAMERICAN CORPORATION


                                        By: /S/ GARY P. FAYARD
                                        -----------------------------------
                                        Gary P. Fayard
                                        Vice President and
                                        Chief Financial Officer
Date:  June 21, 2000


                                        THE COCA-COLA EXPORT CORPORATION


                                        By: /S/ GARY P. FAYARD
                                        ----------------------------------
                                        Gary P. Fayard
                                        Senior Vice President and
                                        Chief Financial Officer
Date:  June 21, 2000


                                        COCA-COLA DE ARGENTINA S.A.


                                        By: /S/ GLENN JORDAN
                                        ----------------------------------
                                        Glenn Jordan
                                        President
Date:  June 21, 2000

                              EXHIBIT INDEX



EXHIBIT      DESCRIPTION
-------      -----------

99.1 *       Directors and Executive Officers

99.12 Confidentiality Agreement, dated June 21, 2000, between The Coca-Cola Company and Embotelladora Andina S.A.


---------------
[FN]
* Replaces previously filed form of Exhibit 99.1.